

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 15, 2009

<u>**Via U.S. Mail and Fax**</u>

Gary N. Hokkanen
Chief Financial Officer
Gate To Wire Solutions, Inc.
3565 King Road, Suite 102
King City, Ontario, L7B 1M3, Canada

> **RE: Gate To Wire Solutions, Inc.
> Item 4.01 of the Form 8-K
> Filed October 6, 2009
> File No. 0-28506**

Dear Mr. Hokkanen:

    We have completed our review of the above filing and do not, at this time, have any further comments.

                    Sincerely,

                    Terry French
                    Accountant Branch Chief